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Schedule 13D                                                         Page 1 of 5

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                           Caldera International, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   12877Q 10 7
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                                 (CUSIP Number)


                                Steven M. Sabbath
                 Senior Vice President, Law & Corporate Affairs


                                 Tarantella, Inc
                               425 Encinal Street
                              Santa Cruz, CA 95060
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 10, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13D                                                         Page 2 of 5

CUSIP No. 12877Q 10 7
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     1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

          Tarantella, Inc. (I.R.S. Number 94-2549086
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [_]

          (b) [_]
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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions)

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)

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     6.   Citizenship or Place of Organization  State of California

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Number of
Shares            7.   Sole Voting Power  15,157,600
Beneficially
Owned by        ----------------------------------------------------------------
Each
Reporting         8.   Shared Voting Power  0
Person With
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                  9.   Sole Dispositive Power  13,557,600

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                  10.  Shared Dispositive Power   1,600,000 /1/

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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          15,157,600

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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

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     13.  Percent of Class Represented by Amount in Row (11)  26.4% /2/

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     14.  Type of Reporting Person (See Instructions)



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     /1/ Shares held pursuant to an escrow agreement, dated May 7, 2001, by and among Tarantella, Inc. (formerly The Santa Cruz Operation, Inc.), Caldera International, Inc. and Wells Fargo Bank West, N.A. for one year as security for Tarantella's indemnity obligations under the Reorganization Agreement.

     /2/ Based on 57,491,440 shares outstanding as of January 15, 2002.

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Schedule 13D                                                         Page 3 of 5


          CO

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Schedule 13D                                                         Page 4 of 5


Item 1. Security and Issuer

This Amendment No. 1 Schedule 13D relates to shares of common stock of Caldera International, Inc., a Delaware corporation ("Caldera" or "Issuer"). The principal executive offices of Caldera are located at 240 West Center Street, Orem, Utah 84057.

Item 2. Identity and Background

The name of the corporation filing this statement is Tarantella, Inc, a California corporation ("Tarantella"). This Schedule 13D incorporates by reference the Schedule 13D filed by Tarantella on May 16, 2001, and the information provided therein under Item 2.

Item 3. Source and Amount of funds or Other Consideration

This Amendment No. 1 to Schedule 13D incorporates by reference the Schedule 13D filed by Tarantella on May 16, 2001, and the information provided therein under
Item 3.

Item 4: Purpose of Transaction

This Amendment No. 1 to Schedule 13D incorporates by reference the Schedule 13D filed by Tarantella on May 16, 2001, and the information provided therein under
Item 4.

Item 5. Interest in Securities of the Issuer

This Amendment No. 1 to Schedule 13D incorporates by reference the Schedule 13D filed by Tarantella on May 16, 2001 and amends the information provided therein under Item 5 to read as follows:

(a) - (b) As of February 25, 2002, Tarantella beneficially owned 15,157,600 shares of the Issuer's common stock. The aggregate number of shares for which Tarantella is the beneficial owner represents approximately 26.4% of the outstanding shares of the Issuer's common stock.

(b) As of February 25, 2002, Tarantella had the sole power to vote and dispose of 13,557,600 shares ( %) of the Issuer's common stock. Tarantella has shared dispositive power with respect to an additional 1,600,000 shares of the Issuer's common stock, as described in the Schedule 13D filed by Tarantella on May 16, 2001.

(c) During the last 60 days Tarantella has engaged in the following open market transactions:

Transaction           Quantity            Trade Date         Price

Sale                  100,000              12/27/01          $.865
Sale                  30,000               12/28/01          $.90
Sale                  70,000               01/02/02          $.90
Sale                  180,000              01/04/02          $.9769
Sale                  41,666               01/07/02          $1.10
Sale                  100,000              01/08/02          $1.0375
Sale                  8,000                01/10/02          $.955
Sale                  88,000               01/10/02          $.9240
Sale                  20,000               01/10/02          $.93
Sale                  56,400               01/10/02          $.8686

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Schedule 13D                                                         Page 5 of 5


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment No. 1 to Schedule 13D incorporates by reference the Schedule 13D filed by Tarantella on May 16, 2001, and the information provided therein under
Item 6.

Item 7. Material to Be Filed as Exhibits

This Amendment No. 1 to Schedule 13D incorporates by reference the Schedule 13D filed by Tarantella on May 16, 2001, and the documents attached thereto as Exhibits 1 - 7.



                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       March 5, 2002
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                                                             Date

                                       /s/ Steven M. Sabbath
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                                                             Signature

                                       Steven M. Sabbath, Attorney-in-Fact
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                                                             Name/Title

                                      -5-